Filed by Sage, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.
Subject Company: Sage, Inc.
Commission File No.: 001-16529


This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement") by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 filed by Genesis Microchip Inc. on October 25, 2001, and is incorporated by reference into this filing.

Sage; Chandra Reddy, Sage's President, Chief Executive Officer and Chairman of the Board; Michael Gumport, Glenn Marschel and N. Damodar Reddy, Sage's Directors; Donald S. Butler, Sage's Vice President Engineering; Arun Johary, Sage's Chief Technical Officer; Pratap G. Reddy, Sage's Chief Operating Officer; Aditya Srinivasan, Sage's Vice President Marketing and LCD Monitors and Simon P. Westbrook, Sage's Chief Financial Officer may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in Amendment No. 4 to the Form S-4 Registration Statement, which was filed by Genesis Microchip Inc. with the SEC on January 8, 2002. In addition to those interests, Chandra Reddy will serve as Genesis's Vice Chairman, Executive Vice President, Engineering, will beneficially own 463,631 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock.

The following is a press release issued by Sage on January 17, 2002.

Editorial Contact:
Simon Westbrook, Chief Financial Officer
Sage, Inc 408-383-5300 ext 6924
simon@sageinc.com
-----------------

                 SAGE, INC. REPORTS THIRD FISCAL QUARTER RESULTS
               -- Chip Sales Increase by 26% Over Prior Quarter --

MILPITAS, Calif. (January 17, 2002) - Sage, Inc., a leading supplier of digital display processors, announced today its results for its third fiscal quarter ended December 31, 2001.

Revenues for the three months ended December 31, 2001 were $11.9 million compared to $9.7 million for the three months ended December 31, 2000, and $9.9 million for the preceding three months ended September 30, 2001. The pro-forma net loss and net loss per share for the three months ended December 31, 2001 were $0.8 million and $0.06, respectively, compared to net loss and net loss per share of $0.1 million and $0.01 for the three months ended December 31, 2000, and net loss and net loss per share of $2.0 million and $0.14 for the three months ended September 30, 2001. Net loss and net loss per share, for the three months ended December 31, 2001 amounted to $3.1 million and $0.21 respectively, compared to a net loss and net loss per share of $6.3 million and $0.46, respectively, for the three months ended December 31, 2000, and $3.8 million and $0.27, respectively, for the preceding three months ended September 30, 2001. Included in these results for the three months ended December 31, 2001, were non-cash charges amounting to $1.7 million arising from the amortization of goodwill and write-off of inventory following the closure of Sage's board business, and $0.6 million of expenses incurred in connection with the proposed merger with Genesis Microchip and severance costs.

Chandra Reddy, president and CEO stated, "We are pleased to see our IC sales revenue increase by over 26% compared to last quarter in spite of the continuing economic recession. Although the macro-economic outlook may still be uncertain, we saw positive trends emerging in the December quarter. Shipments of flat panel monitors continue to show strong growth prospects in response to declining monitor prices and increased demand. We have started ramping up shipments of our new integrated analog and smart panel products, and note that sales of integrated ICs actually exceeded the sales of our older discrete processors in the December quarter. We also believe that we have now established a strong position with our DCDi branding in the consumer DVD and progressive TV market, and we feel confident that we are well positioned for long term growth in this market segment. We have also sharpened our focus on the IC market by closing down the board part of our Systems Division."

On September 28, 2001, Sage announced that it had entered into a definitive agreement to merge with Genesis Microchip, a leading supplier of cost-effective integrated circuits and software solutions. Under the terms of the agreement, Genesis will issue 0.571 shares for each outstanding Sage share. Following the acquisition, former Sage share and option holders will own approximately 28% of the combined company on a fully diluted basis. The deal has met all statutory reviews and only requires the approval of the shareholders of both companies. The date of the special meeting of shareholders is set for February 11, 2002, and the transaction is expected to close on February 18, 2002.

About Sage

Headquartered in Milpitas, Calif., Sage Inc. (Nasdaq:SAGI) is a leading provider of digital display processors, enabling superior picture quality for a variety of consumer technology and PC-display products ranging from web appliances to TVs and flat panel monitors. Leveraging Emmy-award winning Faroudja technology from its acquisition of Faroudja Inc., Sage is developing products that bring the home theater experience to the mass consumer and PC-display market through digitally enhanced television, projection displays, DVD players and internet appliances. The Company's systems-on-a-chip technology provides highly integrated mixed signal and system functionality with higher picture quality than lower-quality processors at a similar component cost. Sage's display processors, which include Faroudja digital video processors, are used by world-renowned consumer electronics manufacturers such as Compaq, Fujitsu, Hyundai, InFocus, LG, NEC, Philips, Samsung, Sanyo, Sony and Toshiba.

More information about Sage can be found on its web site at www.sageinc.com; the Company may be contacted directly at (408) 519-6500. Sage's third fiscal quarter conference call is scheduled for January 17, 2001 at 14.00 hrs PST. Investors are invited to listen to the call live via the webcast available through Sage's investor relations web site at www.sageinc.com or dial in for the call to 877 817 7175 at least five minutes prior to the start time.

Sage (NASDAQ:SAGI) is a publicly traded company located in Milpitas, CA and can be reached at 408-383-5300 (Phone), 408-383-5310 (Fax) or through its web site at www.sageinc.com.
                                 ---------------

The statements in the business outlook above are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements, including statements concerning sales opportunities in the analog interface PC monitor, smart monitor and digitally enhanced consumer display markets, and sales growth in the progressive scan DVD and TV segments are based on current expectations, estimates and projections about the company's business and consumer and customer behaviour. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual results could vary materially from the description contained herein due to many factors including those described above and the following: business and economic conditions, changes in growth in the flat panel monitor and digitally enhanced television industries, changes in customer ordering patterns, competitive factors such as rival chip architectures, pricing pressures, insufficient, excess or obsolete inventory and variations in inventory valuation, continued success in technological advances, shortages of manufacturing capacity from our third-party foundries, litigation involving antitrust and intellectual property, the non-acceptance of the combined technologies by leading manufacturers, and other risk factors listed from time to time in the Company's Securities and Exchange Commission filings. In addition, such statements are subject to the risks inherent in investments in and acquisitions of technologies and businesses, including the timing and successful completion of technology and product development through volume production, integration issues, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, potential contractual, intellectual property or employment issues and accounting treatment and charges. The forward-looking statements contained in this press release speak only as of the date on which they are made, and the company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this news release. If the Company does update one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

                      **** Financial schedules follow *****

                                   SAGE, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (In thousands, except per share data, Unaudited)


                                                                      Three Months Ended
                                                                      ------------------
                                                            December 31, September 30,  December 31,  Nine Months Ended December 31,
                                                                                                      ------------------------------
                                                                2001          2001          2000            2001           2000
                                                              --------      --------      --------        --------       --------
Revenue                                                       $ 11,898      $  9,877      $  9,652        $ 29,869       $ 24,726

Cost of revenue
    Cost of products sold                                        7,144         5,735         5,175          17,340         12,590
    Amortization of intangibles charged to cost of revenue           -             -           250               -            563
    Write off of inventory at close of board business              996             -             -             996              -
                                                              --------      --------      --------        --------       --------

Gross profit                                                     3,758         4,142         4,227          11,533         11,573
                                                              --------      --------      --------        --------       --------

Operating expenses:

    Research and development                                     2,463         2,879         2,016           7,927          5,708

    Charge for in-process technology                                 -             -             -               -          7,200

    Selling, general and administration                          3,353         3,662         3,134          10,528          8,869

    Business combination expenses (Note 3)                         419         1,136             -           1,555              -

    Amortization of intangibles                                    643           642         5,937           1,928         13,375

    Severance expenses                                             164             -             -             164              -

    Stock compensation                                              21            26            58              82            210
                                                              --------      --------      --------        --------       --------

            Total operating expenses                             7,063         8,345        11,145          22,184         35,362
                                                              --------      --------      --------        --------       --------

Loss from operations                                            (3,305)       (4,203)       (6,918)        (10,651)       (23,789)

Interest and other income (expense), net                           223           376           591           1,061          2,126
                                                              --------      --------      --------        --------       --------

Net loss                                                      $ (3,082)     $ (3,827)     $ (6,327)       $ (9,590)      $(21,663)
                                                              ========      ========      ========        ========       ========

Number of primary shares                                        14,750        14,087        13,752          14,263         12,492
                                                              ========      ========      ========        ========       ========

Primary earnings per share (Note 1)                           ($  0.21)     ($  0.27)     ($  0.46)       ($  0.67)      ($  1.73)
                                                              ========      ========      ========        ========       ========


Adjusted pro-forma results

Adjusted net (loss) after adding back
  pro-forma adjustments (Note 2)                              $   (839)     $ (2,023)     $    (82)      $ (4,865)      $   (315)
                                                              ========      ========      ========       ========       ========

Shares used in computing pro-forma net loss per share
  Basic and diluted (Note 1)                                    14,750        14,087        13,752         14,263         12,492

Adjusted net (loss) per share
  Basic and diluted                                           $  (0.06)     $  (0.14)     $  (0.01)      $  (0.34)      $  (0.03)
                                                              ========      ========      ========       ========       ========


Note 1: Fully diluted results per share are not reported as the outcome would be anti-dilutive.
Note 2: After adding back charge for in-process technology, business combination expenses, amortization of intangibles, severance, write-off of inventory following the closure of Board business and deferred stock compensation expense. Adjusted net loss is not computed as, nor is it intended to be, an alternative to net loss computed in accordance with generally accepted accounting principles.
Note 3: Expenses incurred through December 31, 2001 in connection with the merger of Genesis Microchip and Sage. Additional expenses will be incurred through the close of this transaction which is expected in the quarter ended March 31, 2002.

                                   SAGE, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            (In thousands, Unaudited)
                                     ASSETS



                                                                          December 31,    March 31,
                                                                               2001          2001
                                                                            ---------     ---------
Current assets:
      Cash and cash equivalents                                             $  35,038     $  22,344
      Short-term marketable securities                                          5,580        19,040
      Accounts receivable, net                                                  8,895         6,479
      Inventory                                                                 4,012         6,861
      Prepaids & other assets                                                   1,342         1,220
                                                                            ---------     ---------
          Total current assets                                                 54,867        55,944

Property & equipment, net                                                       4,528         4,440
Other non-current assets                                                        1,947         1,906
Goodwill & other intangible assets, net                                         8,353        10,280
                                                                            ---------     ---------
                              Total assets                                  $  69,695     $  72,570
                                                                            =========     =========


                       LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
          Accounts payable                                                  $   1,748     $   3,312
          Accrued expenses and other liabilities                                2,930         3,299
                                                                            ---------     ---------
                              Total current liabilities                         4,678         6,611
                                                                            ---------     ---------

Stockholders' equity:
      Common stock, $0.01 par value; 50,000,000 shares                            149           139
           authorized; 14,907,000 and 13,925,000 issued and
           outstanding
      Additional paid-in capital                                              208,900       200,844
      Notes receivable from stockholders                                          (58)         (558)
      Deferred compensation related to stock
           options and restricted stock                                           (33)         (115)
      Accumulated deficit                                                    (143,941)     (134,351)
                                                                            ---------     ---------
                              Total stockholders' equity                       65,017        65,959
                                                                            ---------     ---------
                               Total liabilities & stockholders' equity     $  69,695     $  72,570
                                                                            =========     =========